

January 5, 2011

Matthew K. Fust
Executive Vice President and Chief Financial Officer
Onyx Pharmaceuticals, Inc.
2100 Powell Street
Emeryville, CA  94608

     **Re:**    **Onyx Pharmaceuticals, Inc.**
              **Form 10-K for the Fiscal Year Ended December 31, 2009**
              **Filed February 23, 2010**
              **Definitive Proxy Statement filed April 9, 2010**
              **File Number: 000-28298**

Dear Mr. Fust:

     We have completed our review of your filings and do not have any further comments at this time.

                 Sincerely,

                 Jeffrey Riedler
                 Assistant Director

cc:    Michael E. Tenta
       Cooley LLP
       3175 Hanover Street
       Palo Alto, CA  94304-1130